Exhibit 12.1

Statement of Computation of

Ratio of Earnings to Fixed Charges

The following table sets forth our actual consolidated ratio of earnings to fixed charges for the years ended December 31, 2004 and 2005.

Our historical ratio of earnings to fixed charges for the year ended December 31, 2004 and 2005 was 4.82 and 5.14, respectively. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income before income taxes plus fixed charges. “Fixed charges” include interest expense and a portion of operating lease rent expense deemed to be representative of interest.

Due to the net loss incurred in the year ended December 31, 2006, the eleven months ended November 30, 2007, the period from December 1, 2007 to December 31, 2007 and the year ended December 31, 2008, the historical ratio of earnings to fixed charges is less than 1:1 for these periods. Additional earnings of $4.3 million, $0.5 million, $16.7 million, and $122.3 million for such periods, respectively, would be required to achieve coverage of 1:1.

	Year Ended December 31, 2004 (Predecessor)	Year Ended December 31, 2005 (Predecessor)
	(in thousands)
Income before income taxes	$9,448	$9,929
Interest expense	1,888	1,790
Portion of rent expense representing interest	587	606

Income, as adjusted	$11,923	$12,325

Fixed charges:
Interest expense	$1,888	$1,790
Portion of rent expense representing interest	587	606

Fixed charges	$2,475	$2,396

Ratio of earnings to fixed charges	4.82x	5.14x